Exhibit 99.2

WIPRO

Applying Thought

Performance of Wipro Limited for Quarter & Year ended – March 31, 2014

Suresh Senapaty

Executive Director and Chief Financial Officer April 17, 2014

© 2014 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Year Ended March 31, 2014 (IFRS)

Wipro Limited (Continuing Operations)

FY 2013-14 (Rs million) YoY Growth for the year

Revenues 437,628 16%

PBIT 89,354 28%

Net Income 77,967 27%

Particulars Revenue for the year (Rs million) YoY Growth for the year PBIT for the year (Rs million) YoY Growth for the year

IT Services 399,509 18% 90,333 29%

IT Products 38,785 -1% 310 -69%

1. IT Products revenue and margins for FY14 were impacted by the cessation of manufacturing of our ‘Wipro branded desktops, laptops and servers’.

2. Adjusted for the non-recurring item of INR 209 Million, PBIT for the IT Product segment is INR 519 Million*

Final Dividend of Rs 5 per share – Total Dividend for the year at Rs 8 per share

* Non-recurring expense represents expenses related to the cessation of manufacturing of Wipro Branded desktops, laptops & servers in Q3

© 2014 WIPRO LTD | WWW.WIPRO.COM

Financial Summary for the Quarter Ended March 31, 2014 (IFRS)

Wipro Limited (Continuing Operations)

Q4 14 (Rs million) Seq Growth. YoY Growth

Revenues 117,045 3% 22%

PBIT 25,810 10% 51%

Net Income 22,265 11% 41%

1. Overall Revenues grew 3% sequentially and 22%YoY,

2. PBIT grew 10% sequential and 51% YoY Net Income grew 11% sequentially and 41% YoY

Particulars Revenue (Rs million) YoY Growth PBIT (Rs million) YoY Growth

IT Services 106,193 24% 26,054 51%

IT Products 11,090 3% 143 -47%

1. IT Services Revenue grew 24% YoY, with PBIT growth of 51% YoY

2. IT Products Revenue grew 3% YoY, with PBIT growth of -47% YoY

© 2014 WIPRO LTD | WWW.WIPRO.COM

Highlights for the Quarter

IT Services USD Revenue grew by 2.5% sequentially and 8.5% on a YoY basis

IT Services Operating Margins expanded by 150 basis points to 24.5% - our highest Operating Margins in 3 years

Net Income Grew 41% YoY in the quarter while IT Services EBIT grew 51% YoY

Strong Operating and Free Cash Flow generation at 110% and 101% of Net Income respectively

© 2014 WIPRO LTD | WWW.WIPRO.COM

IT Services - Revenue Dynamics for Quarter Ended March 31, 2014

Vertical

1. Healthcare, Life sciences and Services grew 14.3% on a YoY basis

2. Energy, Natural Resources & Utilities grew 14.0% on a YoY basis

3. Finance Solutions grew 10.5% on a YoY basis

4. Top 10 Accounts grew 12.2% on a YoY basis

Geographies

1. Americas grew 8.3% on a YoY basis

2. Europe grew 14.4% on a YoY basis

3. India and Middle East grew 0.8% on a YoY basis

Service Lines

1. Global Infrastructure Services grew 10.8% on a YoY basis

2. BPO grew 18.1% on a YoY basis

3. Business Application Services grew 9.8% on a YoY basis

© 2014 WIPRO LTD | WWW.WIPRO.COM

Looking ahead

Looking ahead For the quarter ending June 30, 2014

We expect the Revenue from our IT Services business to be in the range $1,715 million to $1,755 million*

Jun

Jul

May

Aug

Apr

Sep

2014-15

Oct

Mar

Feb

Jan

Dec

Nov

* Guidance is based on the following exchange rates: GBP/USD at 1.66, Euro/USD at 1.37, AUD/USD at 0.90, USD/INR at 61.62

© 2014 WIPRO LTD | WWW.WIPRO.COM

WIPRO

Applying Though

Supplemental Data

Key Operating Metrics of IT Services

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Key Operating Metrics in IT Services for the Quarter ended March 31, 2014

Particulars Q4’14 Q3’14 Q4’13

Revenue Composition

Global Media & Telecom 13.9% 13.7% 13.8%

Finance Solutions 26.8% 26.4% 26.3%

Manufacturing & Hitech 18.0% 18.6% 19.3%

Healthcare , Life Sciences & Services 10.6% 10.6% 10.1%

Retail, Consumer Goods & Transportation 14.5% 14.6% 15.1%

Energy, Natural Resources & Utilities 16.2% 16.1% 15.4%

Geography Composition

Americas 50.0% 49.9% 50.1%

Europe 30.0% 29.6% 28.5%

India & Middle East Business 8.8% 8.5% 9.4%

APAC & Other Emerging Markets 11.2% 12.0% 12.0%

People related

Number of employees 146,053 146,402 145,812

© 2014 WIPRO LTD | WWW.WIPRO.COM

WIPRO

Applying Thought

Thank You

Suresh Senapaty

Executive Director and CFO

suresh.senapaty@wipro.com

© 2014 WIPRO LTD | WWW.WIPRO.COM